SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No.  2 )*

                        POLARIS INDUSTRIES INC.
                           (Name of Issuer)

                Common Stock, par value $.01 per share
                    (Title of Class of Securities)

                               731068102
                            (CUSIP Number)

                         Victor K. Atkins, Jr.
                         33 Flying Point Road
                        Southampton, NY  11968
                           (516) 283-6203
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            April 6, 1995
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No.   731068102                   Page   2    of   7
Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Victor K. Atkins, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                         (b)[ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

    NUMBER OF   7  SOLE VOTING POWER   893,818
    SHARES
  BENEFICIALLY  8  SHARED VOTING POWER    0
   OWNED BY
    EACH        9  SOLE DISPOSITIVE POWER  893,818
  REPORTING
   PERSON      10  SHARED DISPOSITIVE POWER   0
    WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

      893,818

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES*                                         [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.91%

 14  TYPE OF REPORTING PERSON*

     IN
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

     This Amendment No. 2 (the "Amendment") relates to the
Schedule 13D, as amended, (the "Schedule 13D") filed by Victor
K.
Atkins, Jr. in connection with the common stock, par value $.01 per share (the "Common Stock"), of Polaris Industries Inc., a Minnesota corporation (the "Corporation"), having its principal executive offices at 1225 Highway 169 North, Minneapolis, Minnesota 55441. Capitalized terms used but not defined in the Amendment shall have the respective meanings set forth in the
Schedule 13D.

Item 4.    Purpose of Transaction.

     Item 4 of the Schedule 13D is amended to add the following:

     As of April 6, 1995, Mr. Atkins is the beneficial owner of less than five percent of the Common Stock and therefore intends to make no further filings pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934 until such time as Mr. Atkins' beneficial ownership of the Common Stock rises to a level above five percent.

Item 5.    Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended to add the following:

     On April 6, 1995, Mr. Atkins donated 320,000 Shares to
Harvard University (the "Donation"), leaving him with sole voting and dispositive power with respect to 893,818 Shares, representing 4.91% of the outstanding Common Stock.

Item 6.    Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the
           Issuer.

     Item 6 of the Schedule 13D is amended to add the following:

     In connection with the April 6, 1995 Donation, Mr. Atkins and Harvard University entered into a letter agreement imposing certain restrictions on the sale by Harvard University of any of the donated Shares. A copy of such letter agreement appears as
Exhibit 1 to this Amendment.

Item 7.    Material to be Filed as Exhibits.

 Exhibit                                                    Page

     (1)   Letter Agreement, dated as of April 6,
           1995, by and between Victor K. Atkins, Jr.
           and Harvard University.                           5

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 6, 1995


              Victor K. Atkins, Jr.


                             EXHIBIT INDEX

Exhibit                                                     Page


  (1)           Letter Agreement, dated as of April 6,
                1995, by and between Victor K. Atkins, Jr.
                and Harvard University.                       6